UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

Information to be included in statements filed pursuant to § 240.13d-1(a) and amendments thereto filed pursuant to § 240.13d-2(a)

(Amendment No.             )*

Achillion Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

00448Q201

(CUSIP Number)

Robert Liptak

Clarus Ventures, LLC

101 Main Street, Suite 1210

Cambridge, MA 02142

617.949.2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 18 Pages)

CUSIP No. 00448Q201	13D	Page 2 of 18 Pages

1.	NAMES OF REPORTING PERSONS Clarus Lifesciences II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC and/or BK
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. SOLE VOTING POWER 0 share
8. SHARED VOTING POWER 5,302,766 shares
9. SOLE DISPOSITIVE POWER 0 share
10. SHARED DISPOSITIVE POWER 5,302,766 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,302,766 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 00448Q201	13D	Page 3 of 18 Pages

1.	NAMES OF REPORTING PERSONS Clarus Ventures II GP, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. SOLE VOTING POWER 0 share
8. SHARED VOTING POWER 5,302,766 shares
9. SOLE DISPOSITIVE POWER 0 share
10. SHARED DISPOSITIVE POWER 5,302,766 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,302,766 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 00448Q201	13D	Page 4 of 18 Pages

1.	NAMES OF REPORTING PERSONS Clarus Ventures II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. SOLE VOTING POWER 0 share
8. SHARED VOTING POWER 5,302,766 shares
9. SOLE DISPOSITIVE POWER 0 share
10. SHARED DISPOSITIVE POWER 5,302,766 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,302,766 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 00448Q201	13D	Page 5 of 18 Pages

1.	NAMES OF REPORTING PERSONS Robert Liptak
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7. SOLE VOTING POWER 0 share
8. SHARED VOTING POWER 5,302,766 shares
9. SOLE DISPOSITIVE POWER 0 share
10. SHARED DISPOSITIVE POWER 5,302,766 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,302,766 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 00448Q201	13D	Page 6 of 18 Pages

1.	NAMES OF REPORTING PERSONS Nicholas Simon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7. SOLE VOTING POWER 25,000 shares
8. SHARED VOTING POWER 5,302,766 shares
9. SOLE DISPOSITIVE POWER 25,000 shares
10. SHARED DISPOSITIVE POWER 5,302,766 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,327,766 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 00448Q201	13D	Page 7 of 18 Pages

1.	NAMES OF REPORTING PERSONS Nicholas Galakatos
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7. SOLE VOTING POWER 0 share
8. SHARED VOTING POWER 5,302,766 shares
9. SOLE DISPOSITIVE POWER 0 share
10. SHARED DISPOSITIVE POWER 5,302,766 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,302,766 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 00448Q201	13D	Page 8 of 18 Pages

1.	NAMES OF REPORTING PERSONS Dennis Henner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7. SOLE VOTING POWER 0 share
8. SHARED VOTING POWER 5,302,766 shares
9. SOLE DISPOSITIVE POWER 0 share
10. SHARED DISPOSITIVE POWER 5,302,766 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,302,766 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 00448Q201	13D	Page 9 of 18 Pages

1.	NAMES OF REPORTING PERSONS Jeffrey Leiden
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7. SOLE VOTING POWER 0 share
8. SHARED VOTING POWER 5,302,766 shares
9. SOLE DISPOSITIVE POWER 0 share
10. SHARED DISPOSITIVE POWER 5,302,766 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,302,766 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 00448Q201	13D	Page 10 of 18 Pages

1.	NAMES OF REPORTING PERSONS Kurt Wheeler
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7. SOLE VOTING POWER 0 share
8. SHARED VOTING POWER 5,302,766 shares
9. SOLE DISPOSITIVE POWER 0 share
10. SHARED DISPOSITIVE POWER 5,302,766 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,302,766 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 00448Q201	13D	Page 11 of 18 Pages

1.	NAMES OF REPORTING PERSONS Michael Steinmetz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION German Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7. SOLE VOTING POWER 0 share
8. SHARED VOTING POWER 5,302,766 shares
9. SOLE DISPOSITIVE POWER 0 share
10. SHARED DISPOSITIVE POWER 5,302,766 shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,302,766 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.0%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 00448Q201	13D	Page 12 of 18 Pages

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the common stock, $0.001 par value (the “Common Stock”), of Achillion Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 300 George Street, New Haven, Connecticut 06511.

Item 2.	Identity and Background

(a) This Schedule 13D is filed by Clarus Lifesciences II, L.P. (“Clarus II”), Clarus Ventures II GP, L.P. (the “Clarus II GPLP”), Clarus Ventures II, LLC (the “Clarus II GPLLC”), Nicholas Galakatos (“Galakatos”), Dennis Henner (“Henner”), Jeffrey Leiden (“Leiden”), Robert Liptak (“Liptak”), Nicholas Simon (“Simon”), Michael Steinmetz (“Steinmetz”), and Kurt Wheeler (“Wheeler”) (each, a “Reporting Person” and collectively, the “Reporting Persons.”) Clarus II GPLP is the sole general partner of Clarus II. Clarus II GPLLC is the sole general partner of Clarus II GPLP. Galakatos, Henner, Leiden, Liptak, Simon, Steinmetz, and Wheeler (collectively, the “Managers”) are all of the managing directors of Clarus II GPLLC.

(b) The address of the principal business office of each Reporting Person is 101 Main Street, Suite 1210, Cambridge, MA 02142.

(c) The principal business of Clarus II is to invest in and assist growth-oriented businesses in health care and life sciences. The principal business of Clarus II GPLP is to act as the sole general partner of Clarus II. The principal business of Clarus II GPLLC is to act as the sole general partner of Clarus II GPLP. The principal business of each of the Managers is to manage Clarus II GPLLC and other similar vehicles.

(d) During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding.

(e) During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Clarus II and Clarus II GPLP are limited partnerships organized under the laws of the State of Delaware. Clarus II GPLLC is a limited liability company organized under the laws of the State of Delaware. Each of Galakatos, Henner, Leiden, Liptak, Simon, and Wheeler is a United States Citizen, and Steinmetz is a German Citizen.

Item 3.	Source and Amount of Funds or Other Consideration

On August 13, 2008, Clarus II purchased 5,163,689 shares of Common Stock at a purchase price of $2.82 per share as well as warrants exercisable at an exercise price of $3.53 per share for up to 1,290,922 shares of Common Stock (the “Common Stock Warrant”), at a purchase price of $0.03125 for each share of Common Stock issuable upon exercise of the Warrant from the Issuer. The Warrant is immediately exercisable and is exercisable until the seventh anniversary of the date of issuance. The exercise of the Warrant is limited: Clarus II may only exercise that portion of the Warrant such that Clarus II’s beneficial ownership does not exceed 19.999% on a post-exercise basis. Accordingly, the Warrant only provides, Clarus II with the right to acquire beneficial ownership, within 60 days, of an additional 139,077 shares of Common Stock. In addition, Clarus II purchased a unit warrant (the “Unit Warrant”) exercisable at an exercise price of $2.82 per unit for up to 1,773,050 units, each unit consisting of one share of Common Stock and one Common Stock Warrant at a purchase price of $0.05365 for each unit. Accordingly, Clarus II will have a right to acquire (i) 1,773,050 shares of Common Stock and (ii) warrants to acquire an additional 434,263 shares of Common Stock. The Unit Warrant is exercisable beginning six months following the date of issuance, and expires on the first anniversary of the date of issuance. The exercise of the Unit Warrant is further limited to the extent that the beneficial ownership of Clarus II would exceed 19.999% on a post-exercise basis (the purchase of the shares of Common Stock, Common Stock Warrant and Unit Warrant being collectively referred to herein as the “Transaction”). In addition, upon Simon’s election to the Board of Directors of the Issuer on August 19, 2008, Simon was granted an option to purchase 25,000 shares of Common Stock, which is immediately exercisable at an exercise price of $2.59 per share of Common Stock. The working capital of Clarus II and a short term loan from by Square 1 Bank pursuant to Clarus II’s line of

CUSIP No. 00448Q201	13D	Page 13 of 18 Pages

credit (which loan is expected to be outstanding for less than ten days) was the source of the funds for the purchase of the securities in the Transaction.

Item 4.	Purpose of Transaction

All of the Clarus II Shares (as defined below) were acquired for investment purposes. The Reporting Persons may make additional purchases of securities of the Issuer, either in the open market or in private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the securities, other opportunities available to them, general economic conditions, money and stock market conditions, and other future developments. Depending on these same factors, the Reporting Persons may decide to sell all or part of their investment in the Issuer. In connection with the Transaction, the Issuer has agreed to take all actions as may be required to nominate Simon for election to its Board of Directors at the 2009 annual meeting of the Issuer’s shareholders, or, if a vacancy should occur on the Board of Directors before that time, to elect Simon to fill that vacancy. In accordance with such agreement, effective as of August 19, 2008, Simon was elected to the Board of Directors of the Issuer. Except as set forth in this Schedule 13D (including this Item 4), none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) Clarus II is the record owner of 5,163,689 shares of Common Stock and a warrant to purchase 1,290,922 shares of Common Stock, which exercise is limited to the extent that beneficial ownership would exceed 19.999% on a post-exercise basis. Clarus II is also the record owner of a unit warrant to purchase 1,773,050 Units, exercisable as of February 11, 2009, which exercise is limited to the extent that beneficial ownership would exceed 19.999% on a post-exercise basis. Clarus II thus may be deemed to be the beneficial owner of 5,302,766 shares of Common Stock (the “Clarus II Shares”), which would represent approximately 19.999% of the Issuer’s total issued and outstanding Common Stock. As the sole general partner of Clarus II, Clarus II GPLP may be deemed to own beneficially the Clarus II Shares. As the sole general partner of Clarus II GPLP, Clarus II GPLLC may be deemed to own beneficially the Clarus II Shares. As individual managing directors of Clarus II GPLLC, each of the Managers may be deemed to own beneficially the Clarus II Shares. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock other than those shares which such person owns of record.

In addition, Simon holds an option to purchase 25,000 shares of Common Stock, which is immediately exercisable. Accordingly, Simon may be deemed to be the beneficial owner of 5,327,766 shares of Common Stock, which represents 20.2% of the Issuer’s Common Stock.

CUSIP No. 00448Q201	13D	Page 14 of 18 Pages

The percentage of the Issuer’s Common Stock set forth above was calculated based upon 26,376,078 shares of the Issuer’s Common Stock outstanding, as determined by adding the shares of Common Stock reported by the Issuer to the Reporting Persons to be outstanding as of August 5, 2008 to the shares of Common Stock sold by the Issuer on August 13, 2008.

(b) Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets.

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets.

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Clarus II Shares beneficially owned by any of the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

As set forth above, the Issuer has agreed to take any and all actions as may be required to nominate Simon for election to its Board of Directors at the 2009 annual meeting of the Issuer’s shareholders, or, if a vacancy should occur on the Board of Directors before that time, to elect Simon to fill that vacancy. In accordance with such agreement, effective as of August 19, 2008, Simon was elected to the Board of Directors of the Issuer. In connection with the Transaction, the Issuer entered into a Registration Rights Agreement with Clarus II and certain other investors in the Issuer, pursuant to which the Issuer has agreed to file registration statements with the Securities and Exchange Commission to register the resale of the shares of Common Stock and warrants to acquire shares of Common Stock issued (or issuable) in the Transaction. In connection with the Transaction, the Issuer and certain of its prior investors also executed the Third Amended and Restated Investor Rights Agreement, which gives the stockholders party to this Agreement certain registration rights following the date where all of the Registrable Securities under the Registration Rights Agreement have been registered for resale pursuant to an effective Registration Statement.

The foregoing description of the Registration Rights Agreement and the Third Amended and Restated Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement and the Third Amended and Restated Investor Rights Agreement, the form of which the Issuer has indicated in its Current Report on Form 8-K, filed on August 12, 2008, is intended to be included as an exhibit to the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2008.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney dated as of April 11, 2008.

CUSIP No. 00448Q201	13D	Page 15 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 22, 2008

Clarus Lifesciences II, L.P.

By:	Clarus Ventures II GP, L.P., its general partner

By:	Clarus Ventures II, LLC, its general partner

By:	/s/ Robert Liptak
Manager

Clarus Ventures II GP, L.P.

By:	Clarus Ventures II, LLC, its general partner

By:	/s/ Robert Liptak
Manager

Clarus Ventures II, LLC

By:	/s/ Robert Liptak
Manager

/s/ Nicholas Simon*
Nicholas Simon

/s/ Robert Liptak
Robert Liptak

/s/ Dennis Henner*
Dennis Henner

/s/ Jeffrey Leiden*
Jeffrey Leiden

/s/ Nicholas Galakatos*
Nicholas Galakatos

/s/ Kurt Wheeler*
Kurt Wheeler

/s/ Michael Steinmetz*
Michael Steinmetz

*By:	/s/ Robert Liptak
Robert Liptak, as Attorney-in-Fact

This Schedule 13D was executed by Robert Liptak pursuant to Powers of Attorney, filed with the Securities and Exchange Commission on April 11, 2008, which Powers of Attorney are incorporated herein by reference and copies of which are attached hereto as Exhibit 2.

CUSIP No. 00448Q201	13D	Page 16 of 18 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Achillion Pharmaceuticals.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date: August 22, 2008

Clarus Lifesciences II, L.P.

By:	Clarus Ventures II GP, L.P., its general partner

By:	Clarus Ventures II, LLC, its general partner

By:	/s/ Robert Liptak
Manager

Clarus Ventures II GP, L.P.

By:	Clarus Ventures II, LLC, its general partner

By:	/s/ Robert Liptak
Manager

Clarus Ventures II, LLC

By:	/s/ Robert Liptak
Manager

/s/ Nicholas Simon*
Nicholas Simon

/s/ Robert Liptak
Robert Liptak

/s/ Dennis Henner*
Dennis Henner

/s/ Jeffrey Leiden*
Jeffrey Leiden

/s/ Nicholas Galakatos*
Nicholas Galakatos

/s/ Kurt Wheeler*
Kurt Wheeler

/s/ Michael Steinmetz*
Michael Steinmetz

*By:	/s/ Robert Liptak
Robert Liptak, as Attorney-in-Fact

CUSIP No. 00448Q201	13D	Page 17 of 18 Pages

This Schedule 13D was executed by Robert Liptak pursuant to Powers of Attorney, filed with the Securities and Exchange Commission on April 11, 2008, which Powers of Attorney are incorporated herein by reference and copies of which are attached hereto as Exhibit 2.

CUSIP No. 00448Q201	13D	Page 18 of 18 Pages

Exhibit 2

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Robert Liptak with full power to act singly, his true and lawful attorney-in-fact, with full power of substitution, to: (i) sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership or limited liability company, pursuant to Section 13 or 16 of the Securities Exchange Act of 1934, as amended, and any and all regulations promulgated thereunder, (ii) file the same (including any amendments thereto), with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and any stock exchange or similar authority and (iii) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this power of attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate.

Each of the undersigned hereby grant to the attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.

This power of attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the attorney-in-fact.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 11th day of April, 2008.

/s/ Nicholas Galakatos
Nicholas Galakatos

/s/ Dennis Henner
Dennis Henner

/s/ Jeffrey Leiden
Jeffrey Leiden

/s/ Nick Simon
Nick Simon

/s/ Michael Steinmetz
Michael Steinmetz

/s/ Kurt Wheeler
Kurt Wheeler